

Jordi Petit · 3rd

Partner at Vantum Corporate

Greater Barcelona Metropolitan Area · 500+ connections ·

Contact info

Vantum Corporate, S

 **HEC School of Mana**

Experience

Partner

Vantum Corporate, S.L.

Sep 2011 – Present · 9 yrs 4 mos

Mataró Area, Spain

Vantum Corporate is an independent corporate finance and strategic consultancy for small and medium enterprises (SMEs). The Firm offers consulting on corporate finance and financial and strategic matters to SMEs in a development / expansion stage.



CFO

Oryzon Genomics, S.A.

Jun 2007 – Aug 2011 · 4 yrs 3 mos



Investment Director

Caixa Capital Risc

Feb 2000 – May 2007 · 7 yrs 4 mos



Management Controller

Akzo Nobel Spain

May 1996 – Feb 2000 · 3 yrs 10 mos



Senior
KPMG
Sep 1994 – Apr 1996 · 1 yr 8 mos

KPMG Corporate Finance services

Education



HEC School of Management
CEMS, Master
1992 – 1992



ESADE Business School
CE & MBA
1986 – 1992

Skills & endorsements

Corporate Finance · 35

 Endorsed by **Christian Finan and 2 others who are highly skilled at this**

 Endorsed by **2 of Jordi's colleagues at O** Genomics SA

Venture Capital · 20

 Endorsed by **Jesus Monleon, who is highly skilled at this**

 Endorsed by **2 of Jordi's colleagues at C** Capital Risc

Private Equity · 16

 Endorsed by **2 of Jordi's colleagues at Caixa Capital Risc**

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